Cohen Circle Acquisition Corp. II

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

June 10, 2025

VIA EDGAR TRANSMISSION

Stacie Gorman

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Cohen Circle Acquisition Corp. II

Registration Statement on Form S-1

Filed May 23, 2025

File No. 333-287538

Dear Ms. Gorman:

On behalf of Cohen Circle Acquisition Corp. II (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated June 7, 2025 relating to the Registration Statement on Form S-1 of the Company filed with the Commission on May 23, 2025 (the “Registration Statement”). We are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”).

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment submitted concurrently herewith.

Registration Statement on Form S-1

Cover Page

1.	We note your response to prior comment 1. We note your disclosure in paragraph 8 that “The Class B ordinary shares will automatically convert into Class A ordinary shares in connection with the consummation of our initial business combination . . . .” We also note your statement that “If we increase or decrease the size of the offering, we will effect a share capitalization or a share repurchase or redemption or other appropriate mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the consummation of the offering in such amount as to maintain the ownership of founder shares by our sponsor, on an as-converted basis, at 25% of our issued and outstanding ordinary shares upon the consummation of this offering.” This statement appears to indicate that it is possible that all Class B shares may be converted to Class A shares prior to the initial business combination upon consummation of the offering. Supplementally advise us whether the Class B shares will be converted to Class A shares prior to the initial business combination.

The Company supplementally advises the Staff that pursuant to clause 17.2(a) of the Company’s Amended and Restated Memorandum and Articles of Association, holders of the Class B shares have the right to convert such Class B shares into Class A shares at any time and from time to time prior to the initial business combination; however, the Company is not aware of any present intention to do so.

Risk Factors, page 47

2.	We note your forum provision in clause 52 of your Amended and Restated Memorandum and Articles of Association. Please add risk factor disclosure to address the risks of this provision and also revise your disclosure in your section “Description of Securities” section starting on page 171 to disclose this provision.

The Company acknowledges the Staff’s comment and has added the requested disclosure with respect to the forum provision on pages 79 and 185.

Proposed Business

Sponsor Information, page 117

3.	We note your response to prior comment 9. We note you disclosed that “R. Maxwell Smeal, our Chief Financial Officer, and Amanda Abrams, our Vice Chairman, serve as officers of our sponsor and will participate in the direction and management of our company.” Please disclose if they will own direct or indirect material interests in your sponsor and clarify the nature and amount of their interests, as required by Item 1603(a)(7) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the sponsor information on page 117, as Ms. Abrams will only serve as a director of the SPAC and not an officer of the sponsor.

Underwriting, page 201

4.	We were not able to locate your response to prior comment 11 and reissue. We note your disclosure that, with respect to 75% of the deferred underwriting commission, you have sole discretion as to whether to pay this amount. Please clarify what factors the company and the sponsor will consider in determining whether to use discretion either to pay this amount or not pay the remainder of the deferred payment. Additionally, please clarify why the underwriters have agreed to potentially give up 75% of the deferred compensation.

The Company acknowledges the Staff’s comment and has updated the Underwriting section at page 203 to discuss the factors surrounding the payment of the deferred underwriting commission, and the rationale behind the Company’s ability to potentially withhold up to 75%.

Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules.
Exhibit 10.2, page II-2

5.	We note that clause 1 of the letter agreement states: “The Sponsors and each Insider agrees with the Company that if the Company seeks shareholder approval of a proposed Business Combination, then in connection with such proposed Business Combination, it, he or she shall (i) vote any Shares owned by it, him or her in favor of any proposed Business Combination.” However, we note your disclosure on page 18 and elsewhere carves out “public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act.” Please advise or revise as appropriate.

The Company acknowledges the Staff’s comment and has revised clause 1 of the letter agreement to include the carveout for public shares that may be purchased in compliance with the requirements of Rule 14e-5 under the Exchange Act.

If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at 610-205-6050.

Sincerely yours,

/s/ R. Maxwell Smeal
R. Maxwell Smeal Chief Financial Officer Cohen Circle Acquisition Corp. II

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